THE GABELLI HEALTHCARE &WELLNESS Rx TRUST
EXHIBIT TO ITEM 77I


The Gabelli Healthcare & Wellness Rx Trust (the "Fund") was organized as a Delaware statutory trust on February 20, 2007. The Fund had no operations prior to June 28, 2007, other than the sale of 12,500 common shares for $100,000 to The Gabelli Equity Trust Inc. (the "Equity Trust"). On
June 28, 2007, the Equity Trust contributed $67,695,672 in cash in exchange for shares of the Fund, and on the same date distributed such shares to the holders of record on June 21, 2007 at the rate of one share of the Fund for every twenty shares of the Equity Trust common stock.